AB 3/27/06

UNI'
SECURITIES AND I
Washington, D.C. 20549

06006628

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2006
DIVISION OF MARKET REGULATION

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 49792 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Camelot Investment Advisers, Ltd

| OFFICIAL USE ONLY |
|---|
| 42310 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

995 Old Eagle School Road, Suite 320
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Eng 610-225-3062
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr &O'Connor, LLP
(Name – *if individual, state last, first, middle name*)

1500 E.Lancaster Avenue (Address) Paoli (City) PA (State) 19301 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 1 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Thomas M. Rosato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Camelot Investment Advisers, Ltd, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JUDY ENG, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires May 14, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Independent Auditor's Report on*
*Internal Control*
*Required by SEC Rule 17a-5*

*CAMELOT INVESTMENT ADVISERS, LTD.*
*Year Ended December 31, 2005*

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

*Certified Public Accountants*

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Camelot Investment Advisers, Ltd. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor LLP

SIANA CARR & O'CONNOR, LLP

February 7, 2006

*Financial Report*

*CAMELOT INVESTMENT ADVISERS, LTD.*

*December 31, 2005 and 2004*

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

# CAMELOT INVESTMENT ADVISERS, LTD.

**Financial Statements and Supplementary Financial Information**

**December 31, 2005 and 2004**

**and**

**INDEPENDENT AUDITOR'S REPORT**

## INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

We have audited the accompanying statements of financial condition of Camelot Investment Advisers, Ltd. (an S-Corporation) as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camelot Investment Advisers, Ltd. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor LLP

SIANA CARR & O'CONNOR, LLP

February 7, 2006

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

# CAMELOT INVESTMENT ADVISERS, LTD.
## Statements of Financial Condition
## December 31, 2005 and 2004

| Assets | 2005 | 2004 |
|---|---|---|
| Cash | $ 53,441 | $182,390 |
| Due from clearing broker | 516,801 | 301,855 |
| Related party receivable | 1,812 | 4,873 |
| Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $100,145 and $90,548, respectively) | 9,631 | 19,228 |
| Prepaid expenses and other assets | 80,296 | 78,887 |
| Total assets | $661,981 | $587,233 |

| Liabilities and shareholders' equity | 2005 | 2004 |
|---|---|---|
| Liabilities: | | |
| Commissions payable | $ 20,834 | $ 15,693 |
| Accounts payable and accrued expenses | 67,302 | 44,099 |
| Securities sold but not yet purchased, at fair value | 10,976 | 609 |
| Total liabilities | 99,112 | 60,401 |
| Shareholders' equity: | | |
| Common stock (no par value, 1,000 shares authorized; 200 shares issued and outstanding) | 125,000 | 125,000 |
| Additional paid-in capital | 375,000 | 375,000 |
| Retained earnings | 62,869 | 26,832 |
| Total shareholders' equity | 562,869 | 526,832 |
| Total liabilities and shareholders' equity | $661,981 | $587,233 |

**(The accompanying notes are an integral part of these financial statements.)**

# CAMELOT INVESTMENT ADVISERS, LTD.
## Statements of Operations
## For the Years Ended December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| Revenues (losses): | | |
| Commissions | $ 60 | $ 38,409 |
| Mark-ups/mark-downs | 2,054,247 | 2,382,944 |
| Brokerage fees | 34,146 | 24,412 |
| Principal trading | (13,049) | 20,030 |
| Other | 190,733 | 141,150 |
| Total revenues | 2,266,137 | 2,606,945 |
| Expenses: | | |
| Clearance and exchange fees | 281,067 | 697,637 |
| Commissions | 751,700 | 732,185 |
| Employee compensation and benefits | 961,351 | 878,833 |
| Occupancy and equipment rental | 163,148 | 176,318 |
| Other operating expenses | 72,570 | 103,527 |
| Interest expense | 264 | 13,482 |
| Total expenses | 2,230,100 | 2,601,982 |
| Net income | $ 36,037 | $ 4,963 |

**(The accompanying notes are an integral part of these financial statements.)**

## CAMELOT INVESTMENT ADVISERS, LTD.
## Statements of Changes in Shareholders' Equity
## For the Years Ended December 31, 2005 and 2004

| | Common Stock Shares | Common Stock Amount | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance - December 31, 2003 | 200 | $125,000 | $ -0- | $21,869 | $146,869 |
| Conversion of subordinated borrowings | | | 375,000 | | 375,000 |
| Net income | | | | 4,963 | 4,963 |
| Balance - December 31, 2004 | 200 | 125,000 | 375,000 | 26,832 | 526,832 |
| Net income | | | | 36,037 | 36,037 |
| Balance - December 31, 2005 | 200 | $125,000 | $375,000 | $62,869 | $562,869 |

**(The accompanying notes are an integral part of these financial statements.)**

**CAMELOT INVESTMENT ADVISERS, LTD.**
**Statements of Changes in Subordinated Borrowings**
**For the Years Ended December 31, 2005 and 2004**

| | |
|---|---|
| Subordinated borrowings - December 31, 2003 | $ 375,000 |
| Decreases: | |
| Conversion of subordinated borrowings to equity capital | (375,000) |
| Subordinated borrowings - December 31, 2004 | -0- |
| Subordinated borrowings - December 31, 2005 | $ -0- |

**(The accompanying notes are an integral part of these financial statements.)**

**CAMELOT INVESTMENT ADVISERS, LTD.**
**Statements of Cash Flows**
**For the Years Ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 36,037 | $ 4,963 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Depreciation and amortization | 9,597 | 13,242 |
| (Increase) decrease in: | | |
| Due from clearing broker | (214,946) | (37,231) |
| Related party receivable | 3,061 | (4,873) |
| Securities owned | -0- | 210,880 |
| Prepaid expenses and other assets | (1,409) | (825) |
| Increase (decrease) in: | | |
| Commissions payable | 5,141 | (8,894) |
| Accounts payable and accrued expenses | 23,203 | 4,394 |
| Securities sold but not yet purchased | 10,367 | (50,013) |
| Net cash provided (used) by operating activities | (128,949) | 131,643 |
| Cash flows from investing activities: | | |
| Purchase of furniture, equipment and leasehold improvements | -0- | (4,277) |
| Net cash used by investing activities | -0- | (4,277) |
| Net increase (decrease) in cash | (128,949) | 127,366 |
| Cash - beginning of year | 182,390 | 55,024 |
| Cash - end of year | $ 53,441 | $182,390 |
| Supplementary cash flow disclosure: | | |
| Cash paid for interest | $ 264 | $ 23,357 |

**(The accompanying notes are an integral part of these financial statements.)**

## (1) ORGANIZATION AND BACKGROUND

Camelot Investment Advisers, Ltd. (the Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates on a fully-disclosed basis whereby it does not carry accounts for customers.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Securities Transactions*

Securities transactions are recorded on the trade date, as if they had settled. Securities and commitments for securities sold but not yet purchased are recorded at fair value, with gains and losses reflected in income. Fair value is generally based on quoted market prices for traded securities.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

*Revenues and Expenses*

Commission and mark-up/mark-down revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*Depreciation*

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense was $9,597 and $13,242 in 2005 and 2004, respectively.

*Income Taxes*

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## (3) CONCENTRATIONS OF CREDIT RISK

*Cash in Excess of FDIC Insurance*

At various times during the year, the Company's cash balances exceeded the federally insured limit. At December 31, 2005, the Company had no uninsured cash balances.

*Clearing Broker*

The Company engages in various activities with one clearing broker. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk.

## (4) SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of closed end bond and equity funds at market value.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. These transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of these securities may exceed the amount recognized in the statements of financial condition.

## (5) CLEARANCE AND EXECUTION FEES

In July 2005, the Company executed a new Clearing Agreement with National Financial Services, LLC (NFS). NFS agreed to credit the Company with seven (7) months of waived clearing charges for the period September 2005 to March 2006. Had NFS not waived the clearance and execution fees for the period September 2005 to December 2005, the Company's financial position and results of operations would have been significantly different as of December 31, 2005 and for the year then ended.

## (6) SUBORDINATED BORROWINGS

At December 31, 2003, the Company had $375,000 outstanding under unsecured subordinated loan agreements with two shareholders. Interest was payable at 6% annually, due upon maturity. Interest expense related to these agreements was $13,077 for the year ended December 31, 2004. During 2004, the shareholders elected to convert the subordinated loans to equity capital.

The subordinated borrowings were available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings were required for the Company's continued compliance with the minimum net capital requirements, they could not be repaid.

## (7) RELATED PARTY TRANSACTIONS AND COMMON CONTROL

The Company derives a significant portion of its revenues from clients who are related to the Company primarily through common ownership. Had the Company been operating autonomously, its financial position and results of operations could have been significantly different as of December 31, 2005 and 2004 and for the years then ended.

For the years ended December 31, 2005 and 2004, the Company derived approximately 100% of its commission and mark-up/mark-down revenue from related parties. For the years ended December 31, 2005 and 2004, the Company derived approximately 91% and 93%, respectively, of its other revenue from related parties. At December 31, 2005 and 2004 the Company had $1,812 and $4,873, respectively, receivable from one of the related parties.

## (8) EMPLOYEE BENEFIT PLAN

The Company sponsors a SIMPLE-IRA retirement plan which is offered to all employees. The Company matches employees' contributions, up to 3% of the employee's pay or $6,000, whichever is less. Company contributions to the plan were $36,623 and $7,820 for the years ended December 31, 2005 and 2004, respectively.

## (9) OPERATING LEASE

During 2000, the Company entered into a five year operating lease for office space requiring monthly payments of $4,115 commencing August 1, 2000. The Company is also obligated for escalation rental payments for certain operating expenses and real estate taxes. During 2004, the Company renewed the lease at the same terms through July 2008.

## (9) OPERATING LEASE (CONTINUED)

Rental expense incurred in connection with this agreement was $50,879 and $54,383 for the years ended December 31, 2005 and 2004, respectively.

The following is a schedule of future minimum rental payments required under the operating lease for the next three years and in the aggregate as of December 31, 2005:

| | |
|---|---|
| 2006 | $ 49,385 |
| 2007 | 49,385 |
| 2008 | 28,808 |
| | $127,578 |

## (10) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2005, the Company had net capital, as defined, of $520,050 which was $420,050 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1 as of December 31, 2005.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3(k)(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 12 and 13 are not applicable.

# SUPPLEMENTARY

# FINANCIAL

# INFORMATION

Schedule I

# CAMELOT INVESTMENT ADVISERS, LTD.
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## December 31, 2005

| | |
|---|---|
| Net capital: | |
| Total shareholders' equity | $562,869 |
| Less - ownership equity not allowable for net capital | -0- |
| Total shareholders' equity qualified for net capital | 562,869 |
| Less - non-allowable assets: | |
| Receivables from non-customers | 1,812 |
| Furniture and equipment | 9,631 |
| Prepaid expenses and other assets | 30,608 |
| Total non-allowable assets | 42,051 |
| Net capital before haircuts on securities positions | 520,818 |
| Less - haircuts on securities positions | 768 |
| Net capital | $520,050 |
| Aggregate indebtedness: | |
| Accounts payable, accrued expenses and commissions payable | $ 88,136 |
| Total aggregate indebtedness | $ 88,136 |
| Computation of basic net capital requirement: | |
| Net capital requirement | $100,000 |
| Net capital | 520,050 |
| Excess of net capital | $420,050 |
| Excess of net capital at 1000% | $511,236 |
| Ratio of aggregate indebtedness to net capital | .17 to 1 |

Schedule II

# CAMELOT INVESTMENT ADVISERS, LTD.
## Computation for Determination of Reserve Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2005

**Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.**

Schedule III

# CAMELOT INVESTMENT ADVISERS, LTD.
## Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2005

---

**Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.**

CAMELOT INVESTMENT ADVISERS, LTD.
Notes to Supplemental Schedules
December 31, 2005

**Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2005 FOCUS Part IIA filing.**

**Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2005 FOCUS Part IIA filing.**